
INTERIM REPORT
AS AT 30 SEPTEMBER 2003


**Landesbank
Rheinland-Pfalz**

LRP Stays on Good Course:
9-month result clearly improved

- Quality business takes priority
- Earnings target has been raised
- Strong increase in equity ratios

LRP Landesbank Rheinland-Pfalz, Mainz, stays on a good course. This has been confirmed by the 9-month figures, which show a clear increase in operating profit to € 134 (107) million and in net income after taxes to € 83 (56.1) million. According to the Chairman of the Managing Board Dr. h. c. Klaus G. Adam, an RoE before taxes of 13.2 %, a cost-income ratio of 50.6 % and a clearly improved core capital ratio of 7.2 % mean that LRP has already reached its medium-term target corridor. As a result, LRP's Chairman has raised the earnings target for the current fiscal year.

"Despite the strengthening economic recovery, there is still a residual risk regarding the economic development and, hence, some imponderables regarding the risks of default. In view of our earnings performance to date, we are confident, however, that we will exceed the previous year's results and have therefore raised our earnings target. The consistent implementation of our business policy, which is geared to qualitative growth and strict risk management, combined with aggressive cost management and a close customer focus, will remain the guiding principle of all our business activities. This and the impending decision about the modified joint liability scheme within the German savings banks organisation will be a solid foundation for the future of LRP's partnership with the savings banks."

Improved operating result

LRP's 9-month operating result was up 5 % to € 366.3 (348.7) million, mainly due to the 20.4 % increase in net commission income to € 63.1 (52.4) million. At € 18.9 (0.3) million, net income from trading activities was within the target range again. Due to the general increase in funding costs and the flat interest rate structure, net interest income declined by 4.6 % to € 276.8 (290.1) million.

Cost development according to plan

General administrative expenses increased by a moderate 3.1 % to € 185.2 (179.6) million. The transfer of the securities settlement activities to LBBW was completed successfully in the period under review. The related personnel adjustments will be implemented by means of internal measures without any involuntary redundancies. The restructuring expenses resulting from the staff reductions in the reporting period are included in the extraordinary result of € 7.5 million. While the cost savings expected to result from these measures will make themselves felt only in the following accounting periods, the cost-income ratio has already been brought down to an impressive 50.6 % (51.5 %).

Strong increase in net income

Operating profit before provisions for risks/adjustments were up 7 % on the same period of the previous year to € 181 million. At € 46.9 (62.1) million, provisions for the lending business and the valuation of the securities portfolio, which were again established to conservative standards, were considerably lower than in the previous year. The operating profit increased by 25.4 % from the previous year's € 107.1 million to € 134.2 million. Taxes on income and revenues rose by 29 % to € 20.7 (16.1) million. The consideration paid to the holders of the silent participations previously shown under net interest income has remained unchanged at € 23 million. This systematic adjustment to the accounting principles applied by most other Landesbanks will make figures easier to compare, also with a view to planned regulations under the new joint liability scheme. After deduction of these items and the extraordinary result of € 7.5 million, net income amounted to € 83 million.

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Increased Return on Equity

Due to the increase in net income, the return on equity rose to 13.2 % (11.9 %) before taxes and to 8.6 % (7.0 %) after taxes. The sale of the 25 % interest in Westdeutsche ImmobilienBank (WIB), Mainz, with retroactive effect from 1 January 2003 and the inflow of funds from the 2002 net income clearly helped to improve the equity ratios. Accordingly, the core capital ratio rose to 7.2 % (5.6 %) and the overall ratio to 12.2 % (10.2 %).

Stable business volume

As a result of the selective and risk-conscious business policy, both total assets and the business volume of the LRP Group remained largely unchanged at € 64 (63.8) billion and € 73.3 (73.3) billion, respectively. The decline in claims on customers to € 20.5 (20.9) billion and in securities holdings to € 18.9 (19.2) billion was offset by a rise in claims on banks to € 21.1 (20.3) billion and an increase in irrevocable credit commitments.

Expanded funding base used effectively

In line with new business requirements and its diversification-oriented funding strategy, LRP leveraged its standing in the money and capital markets to raise funding. Certificated liabilities were again the most important source of funding and rose by 2.5 % to € 29.4 (28.7) billion. Liabilities to banks and to customers amounted to € 16.6 (18.6) billion and € 10.9 (9.4) billion, respectively.

MAINZ, 5 NOVEMBER 2003

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Group Balance Sheet (Key Figures)[1] LRP, LBS, LRI, LRP Capital, LRA	30.09.2003 (Accounts statistics) € billions	31.12.2002 (Accounts statistics) € billions	Changes € billions	%
Total assets	64.0	63.8	0.2	0.4
Business volume	73.3	73.3	0.0	0.1
Claims on banks	21.1	20.3	0.8	3.6
Claims on customers	20.5	20.9	− 0.4	− 1.6
including: building loans of Landes-Bausparkasse	2.0	1.9	0.1	2.9
Securities	18.9	19.2	− 0.3	− 1.2
Trust assets	2.3	2.3	0.0	− 1.2
Liabilities to banks	16.6	18.6	− 2.0	− 10.5
Liabilities to customers	10.9	9.4	1.5	16.9
including: savers' deposits of Landes-Bausparkasse	1.9	1.8	0.1	8.7
Certificated liabilities	29.4	28.7	0.7	2.5
Capital funds[2]	3.2	3.2	0.0	0.4
Staff	1,958	1,984	−26	−1.3

Group Results	01.01.–30.09.2003 € millions	01.01.–31.12.2002 € millions	9/12 € millions	Changes[*] € millions	%
Net interest income	276.8	386.8	290.1	− 13.3	− 4.6
Net commission income	63.1	69.9	52.4	10.7	20.4
Net income from trading activities	18.9	0.4	0.3	18.6	0.0
Other operating expenses/income	7.5	7.9	5.9	1.6	26.6
General administrative expenses	185.2	239.5	179.6	5.6	3.1
Provisions for risks/adjustments	− 46.9	− 82.8	− 62.1	15.2	− 24.5
Operating profit	134.2	142.7	107.1	27.1	25.4
Extraordinary result	− 7.5	− 15.8	− 11.9	4.4	− 36.7
Taxes on income and revenues	20.7	21.4	16.1	4.7	29.0
Distribution to silent participations	23.0	30.7	23.0	−	−
Net income after taxes	83.0	74.8	56.1	26.9	47.9

Ratios	%	%
Return on Equity (RoE) before taxes	13.2	11.9
Return on Equity (RoE) after taxes	8.6	7.0
Cost-Income Ratio (CIR)	50.6	51.5
Overall Ratio according to Principle I	12.2	10.2
BIS Equity Ratio	12.7	11.0
Core Capital Ratio	7.2	5.6

[*] previous year value (pro rata temporis where applicable)

[1] Adjusted previous year figures due a.o. to the deconsolidation of WIB
[2] Figure for the first three quarters without profit

Differences due to rounding

Rating Categories	Moody's	S & P	Fitch	JCR
Long-Term	Aa1	AA	AAA	
Short-Term	P − 1	A − 1+	F1+	AAA
Financial Strength/Individual	C	−	C	
Public-Sector Pfandbrief	Aaa	AAA	AAA	

ADDRESSES

LRP
Landesbank Rheinland-Pfalz

Grosse Bleiche 54-56
D-55098 Mainz
Tel (+ 49 61 31) 13-01
Fax (+ 49 61 31) 13-27 24
T-Online *66565#
e-mail: LRP@LRP.de
www.lrp.de

LBS
Landes-Bausparkasse
Rheinland-Pfalz

Vordere Synagogenstrasse 2
D-55116 Mainz
Tel (+ 49 61 31) 13-02
Fax (+ 49 61 31) 13-47 40
e-mail: info@lbs-rlp.de
www.lbs-rlp.de

LRP Capital GmbH

Grosse Bleiche 54-56
D-55098 Mainz
Tel (+ 49 61 31) 13-24 03
Fax (+ 49 61 31) 13-39 13
e-mail: lrp.capital@LRP.de

LRI
Landesbank Rheinland-Pfalz
International S.A.

10-12, Boulevard Roosevelt
L-2450 Luxembourg
Tel (+ 3 52) 47 59 21-1
Fax (+ 3 52) 47 59 21-3 14
e-mail: info@lri.lu
www.lri.lu

LTH
Landestreuhandstelle
Rheinland-Pfalz

Ernst-Ludwig-Strasse 6-10
D-55098 Mainz
Tel (+ 49 61 31) 13-21 00
Fax (+ 49 61 31) 13-30 05
e-mail:
landestreuhandstelle@lth-rlp.de
www.lth-rlp.de

LB Rheinland-Pfalz
Finance B.V. (LRA)

Strawinskylaan 3111
NL-1077 ZK Amsterdam
Tel (+ 31 20) 4 42 02 48
Fax (+ 31 20) 4 06 45 55

Managing Board

Dr. h. c. Klaus G. Adam, Chairman
Dr. Friedhelm Plogmann, Vice Chairman
Werner Fuchs
Paul K. Schminke

Published by:
LRP Landesbank Rheinland-Pfalz
Mainz

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